EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

	For the Years Ended December 31,

	2008		2007		2006		2005		2004

Earnings as defined:
Income before income taxes, as reported	$1,615.1		$1,585.1		$1,391.9		$1,280.6		$1,178.8
Add: Dividends from affiliates	27.3		28.4		14.3		16.2		13.9
Interest expense(a)	124.6		106.9		124.9		78.0		51.1
Interest factor (re: rentals)(b)	163.6		165.0		155.2		157.6		161.0

Total earnings	$1,930.6		$1,885.4		$1,686.3		$1,532.4		$1,404.8

Fixed charges as defined:
Interest expense(a)	$124.6		$106.9		124.9		$78.0		$51.1
Interest factor (re: rentals)(b)	163.6		165.0		155.2		157.6		161.0

Total fixed charges	$288.2		$271.9		280.1		$235.6		$212.1

Ratio of earnings to fixed charges	6.70	x	6.93	x	6.02	x	6.50	x	6.62	x

(a)	Interest expense includes interest on third-party indebtedness.

(b)	The interest factor related to rentals reflects the appropriate portion (one-third) of rental expense representative of an interest factor.